Exhibit 5.1

March 19, 2009

GigOptix, Inc.
2400 Geng Road
Suite 100
Palo Alto, California

Ladies and Gentlemen:

We are acting as counsel to GigOptix, Inc., a Delaware corporation (the “Company”), in connection with its registration, pursuant to a post-effective amendment (the “Amendment”) to its registration statement on Form S-8 (the “Registration Statement”) of a maximum of 57,212 shares of common stock of the Company (the “Shares”) issuable pursuant to the GigOptix LLC 2007 Equity Incentive Plan (the “Plan”), which was assumed by the Company pursuant to the Agreement and Plan of Merger, dated as of March 27, 2008, among the Company (formerly, Galileo Merger Holdings, Inc.), GigOptix LLC, Lumera Corporation, Galileo Merger Sub G, LLC, and Galileo Merger Sub L, Inc. (the “Merger Agreement”).  This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulations S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Amendment.

For purposes of this opinion letter, we have examined copies of the following documents:

1.	A copy of the Plan.

2.	The Amendment.

3.	The Registration Statement.

4.	The Merger Agreement.

5.	The Amended and Restated Certificate of Incorporation of the Company, as certified by the Secretary of State of the State of Delaware on December 16, 2008.

6.	The Bylaws of the Company.

7.	Resolutions of the Board of Directors of the Company, adopted effective March 27, 2008.

8.	Resolutions of Lumera Corporation, as the sole stockholder of the Company, adopted effective as of March 27, 2008.

In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies).  This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the Delaware General Corporation Law.  We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations.  As used herein, the term “Delaware General Corporation Law” means the statutory provisions contained in the Delaware General Corporation Law, as amended, all applicable provisions of the Constitution of the State of Delaware and reported judicial decisions interpreting those laws.

Based upon, subject to and limited by the foregoing, we are of the opinion that following (a) effectiveness of the Amendment, (b) issuance of the Shares pursuant to the terms of the Plan and the award agreements thereunder and (c) receipt by the Company of the consideration for the Shares specified in the applicable resolutions of the Board of Directors and the Plan and the award agreements thereunder, the Shares that constitute original issuances by the Company will be validly issued, fully paid, and nonassessable.

This opinion letter has been prepared for your use in connection with the Amendment and speaks as of the date hereof.  We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Amendment.  In giving such consent we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

It is understood that this opinion is to be used only in connection with the order and sale of Shares while the registration statement is in effect.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP